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                            June 4, 2021

       Florian Brand
       Chief Executive Officer
       ATAI Life Sciences B.V.
       c/o Mindspace
       Krausenstrabe 9-10
       10117 Berlin, Germany

                                                        Re: ATAI Life Sciences
B.V.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on May 27,
2021
                                                            File No. 333-255383

       Dear Mr. Brand:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 27, 2021

       Use of Proceeds, page 100

   1. We note your response to comment 4 and reissue in part. Your proceeds should be allocated by
development program, rather than disclosed in the aggregate, with limited additional information
about amounts allocated to specific programs. Please expand your first and second
bullets to quantify the estimated amounts allocated to programs at
                                                        Perception, Recongnify,
DemeRX IB, GABA, Kures, Neuronasal, and Viridia.
       Liquidity and Capital Resources
       Sources of Liquidity, page 127
 Florian Brand
FirstName
ATAI Life LastNameFlorian  Brand
           Sciences B.V.
Comapany
June 4, 2021NameATAI Life Sciences B.V.
June 4,
Page  2 2021 Page 2
FirstName LastName

2. We note the decline in the fair value of your equity method investment in COMPASS
         Pathways plc from December 31, 2020 to March 31, 2021 as disclosed in your financial statements for those dates. You have also stated your interest in the product candidates of
         COMPASS is limited to the potential appreciation of your equity interest on pages 153 and 179. To enhance the understanding of your financial condition and other changes in financial condition and results of operations, please add a discussion to address this trend in fair value and any reasonably likely plans for any realization of appreciation in this equity method investment. Refer to Item 303(a) of Regulation S-K. Equity Method and Other Investments
Equity Method Investments, page 140

3. Please add a discussion of your policy for the following situations related to accounting for equity method investments:

                The discontinuance of applying the equity method to provide for additional losses when the investment (and net advances) is reduced to zero unless you have guaranteed obligations of the investee or have otherwise committed to provide further financial support for the investee.

                The resumption of applying the equity method when an investee subsequently reports net income only after your share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

                The policy recognizing previously suspended losses due to additional investment after the suspension of loss recognition.

                The impact of any changes in the fair value of your equity method investments recognized in your financial statements.
General

4. We note your response to prior comment 7. We are still reviewing your response and may have additional comments.
       You may contact Gary Newberry at 202-551-2544 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Florian Brand
ATAI Life Sciences B.V.
June 4, 2021
FirstName
Page 3         LastNameFlorian Brand
Comapany NameATAI Life Sciences B.V.
                                       Office of Life Sciences
June 4, 2021 Page 3
cc:       Nathan Ajiashvili
FirstName LastName